SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

FIRST SECURITY GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

336312202
(CUSIP Number)

April 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336312202	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS GF Financial II, LLC(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,080,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,080,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) GF Financial II, LLC (“GFF II”) is 100% owned by Diaco Investments, L.P.

CUSIP NO. 336312202	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Diaco Investments, L.P.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,080,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,080,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Diaco Investments, L.P. (“Diaco”) is the managing member and 100% owner of GFF II. Diaco’s general partner is Siget LLC (“Siget”), of which each of Simon Glick and Seymour Pluchenik is a managing member.

CUSIP No. 336312202	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Siget LLC(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,080,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,080,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Siget is general partner of Diaco, which owns 100% of GFF II.  Each of Simon Glick and Seymour Pluchenik is a managing member of Siget.

CUSIP No. 336312202	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,080,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,080,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Mr. Glick is a managing member and 1.1% owner of Siget, which is general partner of Diaco.  Diaco owns 100% of GFF II.

CUSIP No. 336312202	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,080,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,080,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Mr. Pluchenik is a managing member and 0.9% owner of Siget, which is general partner of Diaco.  Diaco owns 100% of GFF II.

CUSIP No. 336312202	13G	Page 7 of 11 Pages

Item 1.

(a)	Name of Issuer

First Security Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

531 Broad Street, Chattanooga, Tennessee 37402

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by GF Financial II, a Delaware limited liability company (“GFF II”), Diaco Investments, L.P., a Delaware limited partnership and 100% owner of GFF II (“Diaco”), Siget, LLC, a Delaware limited liability company and general partner of Diaco (“Siget”), Mr. Simon Glick, a managing member of Siget and Mr. Seymour Pluchenik, a managing member of Siget. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of each of the Reporting Persons is 810 Seventh Avenue, 28th Floor, New York, New York 10019.

(c)	Citizenship

GFF II, Diaco and Siget are organized under the laws of the State of Delaware. Each of Messrs. Glick and Pluchenik is a citizen of the United States of America.

(d)	Title of Class of Securities

Common Stock, Par Value $0.01

(e)	CUSIP Number

336312202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(j);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 336312202	13G	Page 8 of 11 Pages

Item 4.	Ownership

(a)	Amount beneficially owned
6,080,000

(b)	Percent of class
9.7%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
6,080,000

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
6,080,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a).

Item 9.	Notice of Dissolution of Group.

           Not applicable.

CUSIP No. 336312202	13G	Page 9 of 11 Pages

Item 10.	Certification.

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:           April 16, 2013

GF FINANCIAL II, LLC

By:	Diaco Investments, L.P., a Delaware limited partnership and managing member of GF Financial II, LLC

By:	Siget LLC, a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

DIACO INVESTMENTS, L.P.

By:	Siget LLC, a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

SIGET LLC

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

CUSIP No. 336312202	13G	Page 10 of 11 Pages

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 16, 2013, by and among GF Financial II, LLC, Diaco Investments, L.P., Siget LLC, Simon Glick and Seymour Pluchenik